Exhibit 12(a)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Three Months Ended June 30,	2015	2014
Fixed charges:
Interest expense including amortization of debt discount	$153	$138
Portion of rentals representing an interest factor	24	26
Total fixed charges	$177	$164
Earnings available for fixed charges:
Net income	$1,204	$1,291
Equity earnings net of distributions	(8)	(11)
Income taxes	734	789
Fixed charges	177	164
Earnings available for fixed charges	$2,107	$2,233
Ratio of earnings to fixed charges	11.9	13.6

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